
September 20, 2022

Jason Wood
Chief Executive Officer
Specificity, Inc.
410 S. Ware Blvd., Suite 508
Tampa, FL 33619

   Re: Specificity, Inc.
     Registration Statement on Form S-1
     Filed on September 13, 2022
     File No. 333-267396

Dear Mr. Wood:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services